1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

July 9, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Morningstar International Moat ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into the Fund’s Final Prospectus in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please confirm that the fee waiver will be in place for at least one year and that the Adviser cannot recoup fees or expenses reimbursed.

Response 1.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the disclosure accordingly. The Adviser cannot recoup fees or expenses reimbursed.

Comment 2.	Please revise the “Principal Investment Strategies” section to identify the types of securities (e.g., equity securities and/or depositary receipts) included in the Index, adding risk disclosure if necessary.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	We note that the Index is comprised of, among others, securities that the Index Provider has determined to be “narrow moat” companies. Please explain what is meant by “narrow moat” in the “Principal Investment Strategies” section and provide the rationale for investing in such companies.

Response 3.	Wide moat and narrow companies are companies that Morningstar, Inc. (“Morningstar”) has identified as possessing sustainable competitive advantages. Both wide moat and narrow moat companies are strongly rated by Morningstar. We have revised the “Principal Investment Strategies” section of the Prospectus to note that wide moat companies are those that Morningstar believes will maintain its competitive advantage(s) for at least 20 years, and narrow moat companies are those that Morningstar believes will maintain its competitive advantage(s) for at least 10 years.

Comment 4.	Please revise the “Principal Investment Strategies” section to explain the term “momentum.”

Response 4.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Joseph McClain at (212) 698-3868 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss

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